Filed by: Muncy Bank Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Muncy Bank Financial, Inc.

Commission File Number: 033-24618

Date: April 25, 2023

CCFNB BANCORP, INC. and MUNCY BANK FINANCIAL, INC.

MERGER OF EQUALS

Q&A

On April 18, 2023, CCFNB Bancorp, Inc. (“CCFNB”; OTCPK: CCFN) and Muncy Bank Financial, Inc. (“Muncy”; OTCQB: MYBF) jointly announced the signing of a definitive merger agreement to combine the two companies in a strategic merger of equals. In response to questions we have received from current and prospective investors about the proposed transaction, we are providing this additional information.

Q1: What is the proposed transaction?

On April 17, 2023, CCFNB and Muncy entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement has been unanimously approved by the boards of directors of both parties and provides that, upon the terms and subject to the conditions set forth therein, Muncy will merge with and into CCFNB (the “Merger”), with CCFNB as the surviving corporation. Following the consummation of the Merger, The Muncy Bank and Trust Company, a Pennsylvania bank and trust company and a wholly owned subsidiary of Muncy (“Muncy Bank”), will merge with and into First Columbia Bank & Trust Co., a Pennsylvania bank and trust company and a wholly owned subsidiary of CCFNB (“First Columbia Bank”), with First Columbia Bank as the surviving bank (the “Bank Merger”). In connection with the Bank Merger, First Columbia Bank will change its name to Muncy Columbia Bank in order to preserve the storied histories of both banks. No branch offices of either bank are expected to be closed. The post-Merger Muncy Columbia Bank will have 22 banking offices across Clinton, Columbia, Lycoming, Montour and Northumberland counties.

The combined company will have approximately $1.6 billion in total assets, $1.2 billion in total deposits, $1 billion in total loans and $144 million in combined shareholders’ equity, based upon year end December 31, 2022 financial statements.

Q2: Why did CCFNB and Muncy enter into this transaction?

The merger of CCFNB and Muncy is the result of extensive discussions over the past eighteen months between the boards of directors and management teams of each company. Both CCFNB and Muncy are strong financial performers that are well capitalized and conduct business in contiguous and complementary markets, as shown by the branch map below, with complementary product and service offerings and similar cultures and operating philosophies. The Merger provides CCFNB with a meaningful presence in the attractive greater Williamsport area market traditionally served by Muncy and provides Muncy with additional lending capacity and the opportunity to leverage CCFNB’s strong core deposit base. CCFNB and Muncy believe there will be a lower level of transaction expenses than typically would be experienced in transactions of this type and size due to the presence of common core vendors, and the realization of operating synergies and efficiencies as a larger combined company. CCFNB and Muncy anticipate that by CCFNB becoming an SEC registrant in connection with the transaction, there will be opportunities for enhanced stock liquidity and market depth for buying and selling CCFNB shares. In addition, the post-Merger board of directors will consider listing CCFNB shares on a major stock exchange at a later date.

Q3: What are the terms of the Merger?

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Muncy shareholders will be entitled to receive 0.9259 shares (the “Exchange Ratio”) of CCFNB common stock for each share of Muncy common stock owned. Fractional shares will be exchanged for cash. The aggregate merger consideration is approximately $65.6 million based upon a price of $44.05 per share for CCFNB common stock, calculated using the average closing price per share over the 30 consecutive trading days ending April 17, 2023, using only those days on which one hundred or more shares of common stock traded.

Muncy shareholders are expected to own approximately 42% of the post-Merger outstanding shares of CCFNB common stock and CCFNB shareholders are expected to own approximately 58% of the post-Merger outstanding shares of CCFNB common stock.

The Merger Agreement contains customary representations and warranties from CCFNB and Muncy, and each party has agreed to customary covenants including, among others, covenants relating to (1) the conduct of each party’s business during the interim period between the execution of the Merger Agreement and the closing of the Merger, (2) each party’s obligation to hold a shareholders meeting to vote upon the Merger Agreement and the Merger, (3) the recommendations of the boards of directors of each party in favor of approval of the Merger Agreement and the Merger by its respective shareholders, and (4) each party’s non solicitation obligations relating to alternative business combinations.

The completion of the Merger is subject to the approval of the shareholders of both CCFNB and Muncy, regulatory approvals and customary closing conditions and is expected to close during the fourth quarter of 2023.

The Merger Agreement contains customary termination rights for both CCFNB and Muncy, including the right of Muncy to terminate the Merger Agreement if both (1) the average closing price per share of CCFNB common stock on the days on which 100 or more shares of CCFNB common stock traded within a specified period of 30 consecutive trading days prior to the closing of the Merger is 20% less than the $44.05 per share Starting Price, and (2) the percentage decline in such closing price from the $44.05 Starting Price is 20% more than the decline in the NASDAQ Bank Index Value over the same period of time (provided that CCFNB will have the right, but no obligation, to increase the merger consideration to prevent termination by Muncy under these circumstances). The Merger Agreement further provides that a termination payment of $2.6 million may be payable by one party to the other party upon termination of the Merger Agreement in certain specified circumstances.

In connection with the Merger Agreement, all of the directors and certain executive officers of both CCFNB and Muncy have entered into a voting agreement with CCFNB and Muncy in which they have agreed, among other things and solely in their capacity as shareholders, to vote the shares of CCFNB and Muncy common stock owned beneficially by them in favor of the Merger Agreement and the Merger and to vote against proposals in opposition to or in competition with the Merger at every meeting of CCFNB’s and Muncy’s shareholders at which these matters are considered.

The description of the Merger Agreement included in this Q&A does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement. The Merger Agreement will be an exhibit to the registration statement on Form S-4 that CCFNB will file with the Securities and Exchange Commission (“SEC”). The registration statement will include a joint proxy statement of CCFNB and Muncy, which also will constitute a prospectus of CCFNB, that will be sent to CCFNB’s and Muncy’s shareholders seeking certain approvals related to the Merger.

The description of the Merger Agreement included in this Q&A has been included to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual or financial information about CCFNB, Muncy or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger Agreement were made only for purposes of that agreement and as of specific dates; are solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof, as characterizations of the actual state of facts or condition of CCFNB or Muncy or any of their respective subsidiaries or affiliates. This description of the Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding CCFNB and Muncy and the Merger Agreement that will be contained in the S-4 registration statement that CCFNB will file with the SEC in connection with the Merger, as well as any other filing that CCFNB or Muncy may make with the SEC.

Q4: Who will lead the post-Merger CCFNB and Muncy Columbia Bank?

All twelve of the current CCFNB and First Columbia Bank directors and all eight of the current Muncy and Muncy Bank directors will serve as the directors of the post-Merger CCFNB and Muncy Columbia Bank for the first three months following the Effective Time of the Merger. Effective upon the third month anniversary of the Effective Time of the Merger, four of the pre-Merger CCFNB/First Columbia Bank directors and two of the pre-Merger Muncy/Muncy Bank directors will resign as provided by the terms of their respective voting agreements, so that the post-Merger CCFNB and Muncy Columbia Bank directors will thereafter be comprised of eight pre-Merger CCFNB/First Columbia Bank directors and six pre-merger Muncy/Muncy Bank directors. The Merger Agreement further provides that the CCFNB Board of Directors will renominate the six pre-merger Muncy/Muncy Bank directors for one additional term and, if a vacancy shall arise with respect to any such director during his or her initial or additional term, the members of the CCFNB board of directors at such time, who were pre-Merger directors of Muncy/Muncy Bank, may select the person to fill such vacancy.

Lance O. Diehl, President and CEO of CCFNB and First Columbia Bank, will become Chairman, President and CEO of the post-Merger CCFNB and Executive Chairman of the post-Merger Muncy Columbia Bank. Robert J. Glunk, Jr., Chairman, President and CEO of Muncy and Muncy Bank, will become Executive Vice President and COO of the post-Merger CCFNB and President and CEO of the post-Merger Muncy Columbia Bank. Both Mr. Diehl and Mr. Glunk will be directors of the post-Merger CCFNB and Muncy Columbia Bank.

Mr. Glunk and four additional executive officers of Muncy Bank have entered into employment agreements with CCFNB and First Columbia Bank that will become effective when the Merger becomes effective. The employment agreements provide for, among other provisions, change in control benefits in connection with certain specified transactions involving CCFNB and First Columbia Bank, and the waiver by each of the executives of the change in control provisions of their existing supplemental executive retirement plans with Muncy Bank as such provisions would apply to the Merger. In addition, three additional executives of Muncy Bank have entered into amendments with First Columbia Bank to their existing supplemental executive retirement plans with Muncy Bank, waiving the change in control provisions of their plans as such provisions would apply to the Merger, which amendments will become effective when the Merger becomes effective. Under the terms of the employment agreements and amendments to the supplemental executive retirement plans, CCFNB and First Columbia Bank have agreed to assume Muncy’s and Muncy Bank’s obligations under the supplemental executive retirement plans upon the Effective Time of the Merger. A more comprehensive description of the terms and conditions of the employment agreements and amendments to the supplemental executive retirement plans will be included in the registration statement on Form S-4 to be filed by CCFNB with the SEC.

The post-Merger CCFNB and Muncy Columbia Bank boards of directors and senior management will make such changes to titles, reporting responsibilities and the like to establish an efficient and effective business operation. The combined workforce will be reduced through normal attrition and voluntary severance packages. No mandatory layoffs are currently anticipated.

Q5: Will my dividend change?

CCFNB’s most recent quarterly dividend was $0.42 per share. Based on the Exchange Ratio, the equivalent post-Merger Muncy shareholder dividend would be equal to $0.39, which is identical to the most recent quarterly dividend paid by Muncy. CCFNB and Muncy anticipate that the post-Merger combined company will realize increased earnings and have the opportunity to increase the dividend.

Q6: What are the tax consequences of this transaction?

This transaction has been structured to qualify as a tax-free reorganization, except to the extent of cash received in exchange for fractional shares.

Q7: What are the key pricing and financial metrics of the transaction?

Based upon a $44.05 price per share for CCFNB common stock calculated using the average closing price per share during the 30 consecutive trading days ending April 17, 2023, using only the days on which 100 or more shares of common stock traded, and applying the Exchange Ratio, the total transaction value of $65.6 million represents 138% of Muncy’s December 31, 2022 book value, 142% of Muncy’s tangible book value and 10.4x Muncy’s latest twelve month earnings.

While pro forma tangible book value per share dilution, based on estimates of fair value mark-to-market accounting adjustments to Muncy’s balance sheet at closing, is estimated to be 26% if the transaction were to close in the fourth quarter of 2023, pro forma earnings per share accretion is anticipated to be in excess of 50% in 2024 due to the strong earnings of both institutions, synergies resulting from the transaction, and accretable yield estimated to result from the fair value mark-to-market entries made to Muncy’s balance sheet at closing. This anticipated earnings accretion is anticipated to reduce the tangible book value dilution earn back period to approximately 3.25-3.5 years, and to provide meaningful tangible book value per share accretion in subsequent years. Readers should note, however, that projections of earnings and balance sheet growth have become more difficult as a result of the volatile interest rate environment, requiring added layers of transaction related assumptions, including assumptions relating to fair value mark-to-market adjustments and related amortization and accretion adjustments, which thereby limit the usefulness of traditional pro forma tangible book value and earnings per share analyses.

About CCFNB Bancorp, Inc.

CCFNB Bancorp, Inc. is a registered financial holding company, headquartered in Bloomsburg, Pennsylvania. CCFNB Bancorp, Inc. has one subsidiary bank, First Columbia Bank & Trust Co. First Columbia Bank & Trust Co. is a full-service community commercial bank, serving a market area in Columbia, Montour, Luzerne, Lycoming and Northumberland counties.

The Bank engages in a full line of personal, business and municipal financial services and alternative investment products, including corporate and personal fiduciary services. The Bank serves these markets through its main office in Bloomsburg and eleven additional community branch offices. The Bank has 177 employees. As of December 31, 2022, CCFNB Bancorp, Inc. had $944 million in total assets.

About Muncy Bank Financial, Inc.

Muncy Bank Financial, Inc. is the bank holding company for The Muncy Bank and Trust Company. The Muncy Bank and Trust Company serves customers through their retail banking, commercial banking and financial services divisions. Muncy Bank's ten offices are located in the communities of Muncy, Clarkstown, Hughesville, Montoursville, Dewart, Avis, Linden, Montgomery and South Williamsport. The Muncy Bank and Trust Company has 120 employees. As of December 31, 2022, Muncy Bank Financial, Inc. had approximately $633 million in total assets.

Cautionary Note Regarding Forward-Looking Statements

This Q&A includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CCFNB Bancorp, Inc. (“CCFNB”) and Muncy Bank Financial, Inc. (“Muncy”). These forward-looking statements may include beliefs, goals, intentions and expectations regarding the proposed transaction between Muncy and CCFNB, revenues, earnings, loan production, asset quality, and capital levels, among other matters; estimates of future costs and benefits of the actions that may be taken; assessments of probable losses on loans; assessments of interest rate and other market risks; ability to achieve financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and any other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; CCFNB and Muncy do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of CCFNB and Muncy. Such statements are based upon the current beliefs and expectations of the managements of CCFNB and Muncy and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between CCFNB and Muncy; the outcome of any legal proceedings that may be instituted against CCFNB or Muncy; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of CCFNB and Muncy to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where CCFNB and Muncy do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Muncy’s operations and those of CCFNB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; CCFNB’s and Muncy’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by CCFNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of CCFNB and Muncy to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of CCFNB and Muncy; uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic on CCFNB, Muncy and the proposed transaction; and the other factors discussed in other reports CCFNB and Muncy may file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, CCFNB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of CCFNB and Muncy, which also constitutes a prospectus of CCFNB that will be sent to CCFNB’s and Muncy’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of CCFNB and Muncy and their respective affiliates are urged to read, when available, the registration statement on Form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents because they will contain important information about CCFNB, Muncy and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about CCFNB and Muncy, without charge, at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by CCFNB will be made available free of charge in the “Investor Relations” section of CCFNB’s website, https://www.firstcolumbiabank.com. Copies of documents filed with the SEC by Muncy will be made available free of charge in the “Investor Relations” section of Muncy’s website, https://ir.muncybank.com.

Participants in Solicitation

CCFNB, Muncy, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding directors and executive officers of CCFNB and Muncy will be made available in the joint proxy statement/prospectus to be filed by CCFNB with the SEC in connection with this proposed transaction and certain other documents filed with the SEC by CCFNB and Muncy, respectively. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

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